NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 19, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 6, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Transatlantic Holdings, Inc. and Alleghany Corporation became effective before the opening on March 6, 2012. Transatlantic stockholders were entitled to elect to receive, for each share of Transatlantic common stock held, either shares of Alleghany common stock or cash consideration with a value equal to the sum of (i) 0.145 multiplied by the average of the closing sales prices on the New York Stock Exchange for Alleghany Corporation common stock during the five trading days ending the day before the completion of the merger and (ii) $14.22, subject to proration in the event cash is oversubscribed or undersubscribed. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 6, 2012.